# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metalla Royalty & Streaming Ltd., CIK 0001722606
CUSIP: 59124U605
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 543 Granville Street, Suite 501, Vancouver, British Columbia Canada (A1), V6C 1X8
Date of event which requires filing of this statement: 10/20/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,100,369; sole dispositive power 0; shared dispositive power 5,100,369; aggregate amount beneficially owned 5,100,369 (5.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 5,100,369 common shares, no par value ("Common Shares") of Metalla Royalty & Streaming Ltd. held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Holdings, S.A. de C.V. Note in relation to Item 13: This percentage is calculated based upon 92,542,378 Common Shares outstanding on August 14, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 14, 2025.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 5,100,369; sole dispositive power 0; shared dispositive power 5,100,369; aggregate amount beneficially owned 5,100,369 (5.5% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 92,542,378 Common Shares outstanding on August 14, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 14, 2025.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 5,100,369; sole dispositive power 0; shared dispositive power 5,100,369; aggregate amount beneficially owned 5,100,369 (5.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 5,100,369 Common Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest. Note in relation to Item 13: This percentage is calculated based upon 92,542,378 Common Shares outstanding on August 14, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Metalla Royalty & Streaming Ltd.
Address of issuer's principal executive offices: 543 Granville Street, Suite 501, Vancouver, British Columbia Canada (A1), V6C 1X8
Comment: This statement on Schedule 13D relates to the common shares, without par value ("Common Shares") of Metalla Royalty & Streaming Ltd., a Canadian corporation (the "Issuer"). The Common Shares are listed on the NYSE American Market under the ticker symbol "MTA".

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Tether Holdings, S.A. de C.V., Tether Investments, S.A. de C.V. and Giancarlo Devasini (collectively, the "Reporting Persons"). Certain information regarding Tether Holdings, S.A. de C.V., Tether Investments, S.A. de C.V. and their respective executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Present principal occupation or employment: The principal business of Tether Investments, S.A. de C.V. is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. Tether Investments, S.A. de C.V. is also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Tether Holdings, S.A. de C.V. is the holding company for the Tether Group. The principal occupation of Giancarlo Devasini is to serve as President of Tether Holdings, S.A. de C.V.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Tether Investments, S.A. de C.V. used cash from working capital to make the purchases of Common Shares listed on Schedule B hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons have acquired the Common Shares acquired to date for investment purposes, and may from time to time increase (through the acquisition of additional securities of the Issuer) or decrease (through the sale of all or a portion of the Common Shares) their investment in the Issuer, depending upon multiple factors, including the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, conditions in the industries and jurisdictions in which the Issuer and its subsidiaries operate, tax considerations and other factors. The Reporting Persons intend to review the Reporting Persons' investments in the Issuer from time to time and, in the course of such review, the Reporting Persons may take any of the foregoing actions with respect to their investment in the Issuer, or make other decisions or take other actions with respect to the Issuer. These decisions and actions may include communicating from time to time with the board of directors of the Issuer (the "Board"), members of management of the Issuer, other stockholders of the Issuer or other third parties with respect to the evaluation or implementation of strategic alternatives relating to the Issuer, engaging legal, financial, regulatory, technical, industry and/or other advisors to assist in any review or in making recommendations with respect to such decisions or actions, and taking steps to implement alternative courses of action relating to the Issuer, including courses of action that may be recommended by such advisors. Such courses of action may involve, without limitation, the proposal of or support for extraordinary corporate transactions (including an acquisition, merger, reorganization or other similar transaction or liquidation) involving the Issuer or any of its subsidiaries, including a public offer for all or part of the Issuer's securities, a business combination involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters, changes to the Board (including board composition) or management of the Issuer, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to the Board, members of management of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 5,100,369 Common Shares, representing 5.5% of the outstanding Common Shares. This percentage is calculated based on 92,542,378 Common Shares outstanding on August 14, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 5,100,369 Common Shares.
Transactions in the class effected during the past sixty days: Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
Schedule B Open Market Purchases
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (10/24/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (10/24/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (10/24/2025)